Date of shareholder meeting:		November 13, 2003

Reason for meeting:	Proposed merger of Putnam New York Tax Exempt
			Opportunities into Putnam New York Tax Exempt
			Income Fund

		 			% of Outstanding	% of Shares
		  No. of Shares		Shares			Voted
Affirmative	10,497,759	        46.2%		 	91.0%
Against	     	   564,707	         2.5%		  	4.9%
Abstain	           473,603	         2.1%		  	4.1%

TOTAL		11,536,069    	 	50.8%			100.0%